UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

PHOTOWORKS, INC.

(Name of Subject Company (Issuer))

PHOTO MERGER CORP.

a wholly owned subsidiary of

AG.COM, INC.

an indirect wholly owned subsidiary of

AMERICAN GREETINGS CORPORATION

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

71940B208

(CUSIP Number of Class of Securities)

Catherine M. Kilbane

Senior Vice President, General Counsel and Secretary

American Greetings Corporation

One American Road

Cleveland, Ohio 44144

Telephone: (216) 252-7300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

John M. Gherlein

Baker & Hostetler LLP

3200 National City Center

1900 East Ninth Street

Cleveland, Ohio 44114

Telephone: (216) 621-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$31,436,703	$965.11

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of 59.5 cents per share by 52,834,795, the number of shares of common stock, par value $0.01 per share (the “Shares”), of PhotoWorks, Inc. (“PhotoWorks”) outstanding on a fully diluted basis as of November 28, 2007, as represented by PhotoWorks in the Agreement and Plan of Merger with AG.com, Inc. and Photo Merger Corp., which shares consist of: (a) 39,447,073 Shares issued and outstanding, (b) 3,565,825 Shares subject to issuance upon exercise of outstanding options, (c) 7,321,897 Shares subject to issuance upon exercise of outstanding warrants and (d) 2,500,000 Shares subject to issuance upon conversion of debt.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act is calculated by multiplying the transaction valuation amount by .00003070.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $965.11	Filing Party: American Greetings Corporation, AG.com, Inc. and Photo Merger Corp.
Form or Registration No.: Schedule TO	Date Filed: December 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statements relates:

☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on December 13, 2007 (as amended, the “Schedule TO”) by American Greetings Corporation, an Ohio corporation (“American Greetings Corporation”), AG.com, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of American Greetings Corporation (“AG”), and Photo Merger Corp., a Washington corporation and a wholly owned subsidiary of AG (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PhotoWorks, Inc., a Washington corporation (“PhotoWorks”), for 59.5 cents per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of November 28, 2007, by and among AG, Offeror and PhotoWorks (the “Merger Agreement”).

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.

Item 11.    Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

“The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Monday, January 14, 2008. According to Mellon Investor Services LLC, the depositary for the Offer, as of such time, a total of 30,808,154 Shares (excluding Shares tendered under guaranteed delivery procedures) had been validly tendered and not properly withdrawn in the Offer, representing approximately 73% of all outstanding Shares. Including the 9,978,816 Shares tendered under guaranteed delivery procedures, approximately 97% of the outstanding Shares were tendered in the Offer. Pursuant to the Offer, Offeror has accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer. Payment for such Shares is expected to be made promptly.

Offeror intends to acquire the remaining outstanding Shares by means of a merger under Washington law. In the merger, each outstanding Share (except for the Shares purchased in the Offer and certain other Shares) will automatically be converted into the right to receive 59.5 cents per share in cash.

On January 15, 2008, American Greetings Corporation issued a press release describing the completion of the initial offering period of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following Exhibit:

(a)(5)(C)	Press Release issued by American Greetings Corporation dated January 15, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 15, 2008

PHOTO MERGER CORP.

By:	/s/ Catherine M. Kilbane
Name: Catherine M. Kilbane
Title: Secretary

AG.COM, INC.

By:	/s/ Catherine M. Kilbane
Name: Catherine M. Kilbane
Title: Secretary

AMERICAN GREETINGS CORPORATION

By:	/s/ Catherine M. Kilbane
Name: Catherine M. Kilbane
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 13, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)	Press Release issued by American Greetings Corporation and PhotoWorks, Inc. dated November 28, 2007.*

(a)(5)(B)	Form of Summary Advertisement published in Investor Business Daily on December 13, 2007.*

(a)(5)(C)	Press Release issued by American Greetings Corporation dated January 15, 2008.

(d)(1)	Agreement and Plan of Merger, dated November 28, 2007, among AG.Com, Inc., Photo Merger Corp. and PhotoWorks, Inc.*

(d)(2)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Atlantic Limited Inc., in its capacity as shareholder of PhotoWorks.*

(d)(3)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Pacific LLC, in its capacity as shareholder of PhotoWorks.*

(d)(4)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and HZ Partners, FBO Edward Holl, in its capacity as shareholder of PhotoWorks.*

(d)(5)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Managing Director Fund, LLC, in its capacity as shareholder of PhotoWorks.*

(d)(6)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-A L.P., in its capacity as shareholder of PhotoWorks.*

(d)(7)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-B, L.P., in its capacity as shareholder of PhotoWorks.*

(d)(8)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Matinicus LP, in its capacity as shareholder of PhotoWorks.*

(d)(9)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Sunra Capital Holdings Ltd., in its capacity as shareholder of PhotoWorks.*

(d)(10)	Confidentiality Agreement, dated August 14, 2007, by and between American Greetings Corporation and PhotoWorks, Inc.*

*Previously filed.

3